SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ Nº 42.150.391/0001 -70
NIRE 29.300.006.939
Public Company

RELEVANT FACT

Braskem S.A. (“Braskem”) in compliance with the provisions of CVM Instruction no. 358/02 informs its shareholders and the market as follows:

LONG TERM INCENTIVE PLAN

The General Extraordinary Meeting of Braskem held on the present date approved the implementation of the Long Term Incentive Plan, which aims to associate a part of the employees remuneration responsible for strategic programs to the potential valuation of the Company shares in the stock market.

The Incentive Plan is consistent with Braskem´s Public Commitment to value its employees as one of its most important intangible assets, in addition to aligning the interests of the employees responsible for strategic programs to the interests of the shareholders of the Company, aiming to promote a long term relationship between the parties and to assure a continuous and supported process of value creation.

Camaçari, September 26th, 2005.

_____________________
BRASKEM S.A
Paul Altit
Investor Relations Director

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer